Exhibit 99.1

TSX: CCO	website: cameco.com
NYSE: CCJ	currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco reports Q1 results: strong consolidated financial and operational results; average realized price benefitting from long-term contracting strategy; full-cycle market fundamentals remain positive

Saskatoon, Saskatchewan, Canada, May 1, 2025 . . . . . . . . . . . . . . . .

Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the first quarter ended March 31, 2025, in accordance with International Financial Reporting Standards (IFRS).

“Cameco’s first quarter performance across our uranium, fuel services, and Westinghouse segments was robust, reflecting our disciplined strategic alignment and continued positive momentum across the nuclear energy market,” said Tim Gitzel, Cameco’s president and CEO. “We’ve repeatedly highlighted our view that full-cycle demand is more durable than ever, and the perseverance of the positive nuclear market momentum through recurring cycles of uncertainty, has served to reinforce that perception of durability. The market has faced challenges to Central Asian supply, the unexpected remapping of global geopolitics and flows across the nuclear fuel cycle, and now, the unstable and unpredictable global economic environment and trade turmoil that is impacting every country. Through it all, nuclear energy has maintained strong, if not growing support based on its key attributes that back energy security, national security, and climate security.

“Operationally, first quarter production in both our uranium and fuel services segments was strong and on track with our 2025 outlook, which is unchanged. In the long-term market, we continued to be selective in committing our unencumbered, tier-one, in-ground uranium inventory and UF6 conversion capacity, building on a contract portfolio that spans over a decade. Every long-term contract we add reflects today’s positive market sentiment, and we are able to capture greater upside while protecting from potential market weakness, creating long-term value over the life of the contract. And, when we see our first quarter average realized price increase year-over-year when the average uranium spot price fell 30% over the same period, it remains clear that plans and investments centered on spot market exposure face significant risks, and that value creation in our industry requires a long-term contracting strategy.

“Our strategy continues to demonstrate the benefits of aligning our operational, marketing, and financially-focused actions and decisions. Utilities are adjusting their global supply chains to mitigate risks and ensure reliable supply, and as proven, reliable suppliers operating across the nuclear fuel and reactor life cycles, with licensed and permitted operations in geopolitically stable jurisdictions, Cameco and Westinghouse are in a unique position to benefit from the market transition and continue to create value for our owners.”

First Quarter Highlights:

•

Q1 net earnings and adjusted net earnings of $70 million; adjusted EBITDA of $353 million: Consolidated financial results were higher than in the first quarter of 2024 and in line with the 2025 outlook we provided, which has not changed. Quarterly results are impacted by normal variations in the timing of contract deliveries in our uranium and fuel services segments, and the timing of customer-driven reactor life cycle activities in the Westinghouse segment.

•

Uranium: In our core uranium segment, net earnings decreased by 10% and adjusted EBITDA was down by 6% compared to the same period in 2024, mainly as a result of lower results from JV Inkai due to the timing of sales. Average realized price continued to show improvements as prices from fixed price contracts increased and the US dollar strengthened. Total cost of sales (including depreciation and amortization (D&A)) increased by 6% due to an 11% increase in unit cost of sales compared to the same period last year, partially offset by the 5% decrease in sales volume. Unit cost of sales was higher than in the first quarter of 2024 due to the higher cost of purchased material compared to the same period in 2024. In addition, the average cash cost of production was 15% higher for the quarter compared to the same period in 2024, due to higher production from Cigar Lake, where cash costs are slightly higher than from McArthur River/Key Lake relative to last year. We continue to expect 18 million pounds of production (100% basis) at each of McArthur River/Key Lake and Cigar Lake operations in 2025. See Financial results by segment – Uranium in our first quarter MD&A for more information. Cash cost per pound is a non-IFRS measure, see page 4.

•

Fuel Services: In our fuel services segment, both net earnings and adjusted EBITDA increased by more than 100% compared to the same period in 2024 due to higher sales, a 17% increase in average realized price and a 22% decrease in cost of sales. See Financial results by segment – Fuel services in our first quarter MD&A for more information.

•

Westinghouse: As expected, our Westinghouse segment reported a net loss of $62 million (our share) for the first quarter, improving considerably from a loss of $123 million (our share) in the first quarter of 2024, which was impacted by the purchase accounting for inventory that was held at the time of acquisition and sold in the first quarter last year. Westinghouse’s results were and will continue to be impacted by the amortization of the intangible assets that arose as a result of the fair values assigned to Westinghouse’s net assets at the time of acquisition. We use adjusted EBITDA as a performance measure for Westinghouse and in the first quarter of 2025, adjusted EBITDA increased to $92 million, compared to $77 million in the first quarter of 2024, and is expected to be between $355 million (US) and $405 million (US) for the year. In 2025, Westinghouse’s first half results are expected to be weaker, with stronger performance, and higher cash flows expected in the fourth quarter. See Our outlook for 2025 and Our earnings from Westinghouse in our first quarter MD&A for more information. Adjusted net earnings and adjusted EBITDA are non-IFRS measures, see page 4.

•

Joint Venture Inkai (JV Inkai) production plan: As previously reported, JV Inkai was unexpectedly directed by the majority owner and controlling partner, Kazatomprom, to suspend production activity on January 1, 2025. Production resumed on January 23, 2025 and JV Inkai has since worked to update its mine plan and budget to adjust for the January 2025 production suspension. JV Inkai is now targeting 2025 production of 8.3 million pounds (100% basis) of which our purchase allocation is 3.7 million pounds. The temporary suspension did not have a material impact on our 2025 outlook. The delivery schedule for our share of the JV’s 2025 production, and for the 0.9 million pounds from our share of 2024 production that remains stored at JV Inkai, is being updated based on the new production schedule. We do not expect to receive any deliveries from JV Inkai until at least the second half of 2025.

•

Disciplined long-term contracting: As of March 31, 2025, we had commitments requiring delivery of an average of about 28 million pounds per year, which includes deliveries made year to date in 2025, from 2025 through 2029, with commitment levels in 2025 through 2027 being higher than the average, and in 2028 and 2029, lower than the average. To date in 2025, long-term contracting has slowed due to global macro-economic uncertainty related to trade policy issues, and customers’ focus on downstream services driven by continuing geopolitical tensions. However, we continue to have a large and growing pipeline of business under discussion, which we expect will help further build our long-term contract portfolio. As the market continues to improve, we expect to selectively continue layering in long-term volumes that capture greater future upside and downside protection using market-related pricing mechanisms.

•	Maintaining financial discipline and balanced liquidity to execute on strategy:

•

Strong balance sheet: As of March 31, 2025, we had $361 million in cash and cash equivalents and $1.0 billion in total debt. In addition, we have a $1.0 billion undrawn credit facility which matures October 1, 2028. We continue to expect strong cash flow generation in 2025.

•

Focused debt reduction: Thanks to our risk-managed financial discipline and strong cash position, in January 2025 we made the final repayment of $200 million (US) on the $600 million (US) term loan that was used to finance the acquisition of Westinghouse.

•

Westinghouse distribution: In February 2025 we received $49 million (US), which represents our share of a $100 million (US) distribution paid by Westinghouse. This is the first distribution since the acquisition closed.

•

Dividend from JV Inkai: In April, following the end of the quarter, we received a cash dividend of $87 million (US), net of withholdings, from JV Inkai based on its 2024 financial performance. From a cash flow perspective, we expect to realize the benefit from JV Inkai’s 2025 financial performance in 2026 once the dividend for 2025 is declared and paid.

Consolidated financial results

	THREE MONTHS ENDED
HIGHLIGHTS	MARCH 31
($ MILLIONS EXCEPT WHERE INDICATED)	2025	2024	CHANGE
Revenue	789	634	24%
Gross profit	270	187	44%
Net earnings (loss) attributable to equity holders	70	(7)	>100%
$ per common share (basic)	0.16	(0.02)	>100%
$ per common share (diluted)	0.16	(0.02)	>100%
Adjusted net earnings (ANE) (non-IFRS, see page 4)	70	46	52%
$ per common share (adjusted and diluted)	0.16	0.11	45%
Adjusted EBITDA (non-IFRS, see page 4)	353	335	5%
Cash provided by operations	110	63	75%

The financial information presented for the three months ended March 31, 2024, and March 31, 2025, is unaudited.

Selected segment highlights

			THREE MONTHS ENDED
HIGHLIGHTS			MARCH 31
($ MILLIONS EXCEPT WHERE INDICATED)			2025	2024	CHANGE
Uranium	Production volume (million lb)		6.0	5.8	3%
	Sales volume (million lb)		6.9	7.3	(5)%
	Average realized price[1]	($US/lb)	62.55	57.57	9%
		($Cdn/lb)	89.12	77.33	15%
	Revenue		619	561	10%
	Gross profit		203	169	20%
	Earnings before income taxes		227	253	(10)%
	Adjusted EBITDA[2]		286	303	(6)%
Fuel services	Production volume (million kgU)		3.9	3.7	5%
	Sales volume (million kgU)		2.4	1.5	60%
	Average realized price[3]	($Cdn/kgU)	56.64	48.36	17%
	Revenue		135	72	88%
	Earnings before income taxes		68	20	240%
	Adjusted EBITDA[2]		75	25	200%
	Adjusted EBITDA margin (%)[2]		56	35	60%
Westinghouse	Adjusted free cash flow[2]		49	44	11%
(our share)	Net loss		(62)	(123)	(50)%
	Adjusted EBITDA[2]		92	77	19%

[1]	Uranium average realized price is calculated as the revenue from sales of uranium concentrate, transportation and storage fees divided by the volume of uranium concentrates sold.
[2]	Non-IFRS measure, see page 4.
[3]

Fuel services average realized price is calculated as revenue from the sale of conversion and fabrication services, including fuel bundles and reactor components, transportation and storage fees divided by the volumes sold.

The table below shows the costs of produced and purchased uranium incurred in the reporting periods (see non-IFRS measures starting on page 4). These costs do not include care and maintenance costs, selling costs such as royalties, transportation and commissions, nor do they reflect the impact of opening inventories on our reported cost of sales.

	THREE MONTHS ENDED
	MARCH 31
($CDN/LB)	2025	2024	CHANGE
Produced
Cash cost	22.39	19.52	15%
Non-cash cost	10.30	9.79	5%
Total production cost[1]	32.69	29.31	12%
Quantity produced (million lb)[1]	6.0	5.8	3%
Purchased
Cash cost[1]	106.14	87.75	21%
Quantity purchased (million lb)[1]	1.2	2.6	(54)%
Totals
Produced and purchased costs	44.93	47.40	(5)%
Quantities produced and purchased (million lb)	7.2	8.4	(14)%

[1]

Due to equity accounting, our share of production from JV Inkai is shown as a purchase at the time of delivery. These purchases will fluctuate during the quarters and timing of purchases will not match production. There were no purchases during the first quarter of 2025. In the first quarter of 2024, we purchased 1.1 million pounds from JV Inkai at a purchase price per pound of $129.96 ($96.88 (US)).

Non-IFRS measures

The non-IFRS measures referenced in this document are supplemental measures, which are used as indicators of our financial performance. Management believes that these non-IFRS measures provide useful supplemental information to investors, securities analysts, lenders and other interested parties in assessing our operational performance and our ability to generate cash flows to meet our cash requirements. These measures are not recognized measures under IFRS, do not have standardized meanings, and are therefore unlikely to be comparable to similarly titled measures presented by other companies. Accordingly, these measures should not be considered in isolation or as a substitute for the financial information reported under IFRS. We are not able to reconcile our forward-looking non-IFRS guidance because we cannot predict the timing and amounts of discrete items, which could significantly impact our IFRS results.

The following are the non-IFRS measures used in this document.

ADJUSTED NET EARNINGS

Adjusted net earnings is our net earnings attributable to equity holders, adjusted for non-operating or non-cash items such as gains and losses on derivatives, unrealized foreign exchange gains and losses, share-based compensation, adjustments to reclamation provisions flowing through other operating expenses, and bargain purchase gains, that we believe do not reflect the underlying financial performance for the reporting period. In 2024, we revised our calculation of adjusted net earnings to adjust for unrealized foreign exchange gains and losses as well as for share-based compensation because it better reflects how we assess our operational performance. We have restated comparative periods to reflect this change. Other items may also be adjusted from time to time. We adjust this measure for certain of the items that our equity-accounted investees make in arriving at other non-IFRS measures. Adjusted net earnings is one of the targets that we measure to form the basis for a portion of annual employee and executive compensation (see Measuring our results in our 2024 annual MD&A).

In calculating ANE we adjust for derivatives. We do not use hedge accounting under IFRS and, therefore, we are required to report gains and losses on all hedging activity, both for contracts that close in the period and those that remain outstanding at the end of the period. For the contracts that remain outstanding, we must treat them as though they were settled at the end of the reporting period (mark-to-market). However, we do not believe the gains and losses that we are required to report under IFRS appropriately reflect the intent of our hedging activities, so we make adjustments in calculating our ANE to better reflect the impact of our hedging program in the applicable reporting period. See Foreign exchange in our 2024 annual MD&A for more information.

We also adjust for changes to our reclamation provisions that flow directly through earnings. Every quarter we are required to update the reclamation provisions for all operations based on new cash flow estimates, discount and inflation rates. This normally results in an adjustment to an asset retirement obligation asset in addition to the provision balance. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake and US ISR operations, the adjustment is recorded directly to the statement of earnings as “other operating expense (income)”. See note 9 of our interim financial statements for more information. This amount has been excluded from our ANE measure.

As a result of the change in ownership of Westinghouse when it was acquired by Cameco and Brookfield, Westinghouse’s inventories at the acquisition date were revalued based on the market price at that date. As these quantities are sold, Westinghouse’s cost of products and services sold reflect these market values, regardless of Westinghouse’s historic costs. Our share of these costs is included in earnings from equity-accounted investees and recorded in cost of products and services sold in the investee information (see note 6 to the financial statements). Since this expense is non-cash, outside of the normal course of business and only occurred due to the change in ownership, we have excluded our share from our ANE measure.

Westinghouse has also expensed some non-operating acquisition-related transition costs that the acquiring parties agreed to pay for, which resulted in a reduction in the purchase price paid. Our share of these costs is included in earnings from equity-accounted investees and recorded in other expenses in the investee information (see note 6 to the financial statements). Since this expense is outside of the normal course of business and only occurred due to the change in ownership, we have excluded our share from our ANE measure.

To facilitate a better understanding of these measures, the table below reconciles adjusted net earnings with our net earnings for the first quarter of 2025 and compares it to the same period in 2024.

	THREE MONTHS ENDED
	MARCH 31
($ MILLIONS)	2025	2024
Net earnings (loss) attributable to equity holders	70	(7)

Adjustments
Adjustments on derivatives	(12)	33
Unrealized foreign exchange gains	(4)	(18)
Share-based compensation	(2)	8
Adjustments on other operating expense (income)	1	(15)
Income taxes on adjustments	4	(9)
Adjustments on equity investees (net of tax):
Inventory purchase accounting	—	38
Acquisition-related transition costs	1	14
Unrealized foreign exchange losses	10	1
Long-term incentive plan	2	1

Adjusted net earnings	70	46

The following table shows the drivers of the change in adjusted net earnings (non-IFRS measure, see above) in the first quarter of 2025 compared to the same period in 2024.

		THREE MONTHS
		ENDED MARCH 31
	($ MILLIONS)	IFRS	ADJUSTED
	Net earnings (loss) – 2024	(7)	46

	Change in gross profit by segment
(We calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A))
Uranium	Impact from sales volume changes	(7)	(7)
	Higher realized prices ($US)	47	47
	Foreign exchange impact on realized prices	35	35
	Higher costs	(40)	(40)

	Change – uranium	35	35

Fuel services	Impact from sales volume changes	11	11
	Higher realized prices ($Cdn)	20	20
	Lower costs	19	19

	Change – fuel services	50	50

	Other changes
	Lower (higher) administration expenditures	1	(10)
	Higher exploration and research and development expenditures	(6)	(6)
	Change in reclamation provisions	(18)	(2)
	Higher (lower) earnings from equity-accounted investees	19	(22)
	Change in gains or losses on derivatives	32	(13)
	Change in unrealized foreign exchange gains or losses	(17)	(3)
	Lower finance income	(2)	(2)
	Lower finance costs	8	8
	Change in income tax recovery or expense	(22)	(9)
	Other	(3)	(2)

	Net earnings – 2025	70	70

EBITDA

EBITDA is defined as net earnings attributable to equity holders, adjusted for the costs related to the impact of the company’s capital and tax structure including depreciation and amortization, finance income, finance costs (including accretion) and income taxes.

ADJUSTED EBITDA

Adjusted EBITDA is defined as EBITDA, as further adjusted for the impact of certain costs or benefits incurred in the period which are either not indicative of the underlying business performance or that impact the ability to assess the operating performance of the business. These adjustments include the amounts noted in the ANE definition.

In calculating adjusted EBITDA, we also adjust for items included in the results of our equity-accounted investees that are not adjustments to arrive at our ANE measure. These items are reported as part of other expenses within the investee financial information and are not representative of the underlying operations. These include gains/losses on undesignated hedges, transaction, integration and restructuring costs related to acquisitions and gains/losses on disposition of a business.

The company may realize similar gains or incur similar expenditures in the future.

ADJUSTED FREE CASH FLOW

Adjusted free cash flow is defined as adjusted EBTIDA less capital expenditures for the period.

ADJUSTED EBITDA MARGIN

Adjusted EBITDA margin is defined as adjusted EBITDA divided by revenue for the appropriate period.

EBITDA, adjusted EBITDA and adjusted EBITDA margin are non-IFRS measures which allow us and other users to assess results of operations from a management perspective without regard for our capital structure. To facilitate a better understanding of these measures, the table below reconciles earnings before income taxes with EBITDA and adjusted EBITDA for the first quarter of 2025 and 2024.

For the quarter ended March 31, 2025:

($ MILLIONS)	URANIUM	FUEL SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) before income taxes	227	68	(62)	(163)	70
Depreciation and amortization	51	7	—	2	60
Finance income	—	—	—	(4)	(4)
Finance costs	—	—	—	30	30
Income taxes	—	—	—	53	53

	278	75	(62)	(82)	209
Adjustments on equity investees
Depreciation and amortization	—	—	96	—	96
Finance expense	—	—	49	—	49
Income taxes	—	—	(17)	—	(17)

Net adjustments on equity investees	—	—	128	—	128

EBITDA	278	75	66	(82)	337
Loss on derivatives	—	—	—	(12)	(12)
Other operating expense	1	—	—	—	1
Share-based compensation	—	—	—	(2)	(2)
Unrealized foreign exchange gains	—	—	—	(4)	(4)

	279	75	66	(100)	320
Adjustments on equity investees
Acquisition-related transition costs	—	—	1	—	1
Other expenses	—	—	19	—	19
Unrealized foreign exchange losses	7	—	3	—	10
Long-term incentive plan	—	—	3	—	3

Net adjustments on equity investees	7	—	26	—	33

Adjusted EBITDA	286	75	92	(100)	353

For the quarter ended March 31, 2024:

($ MILLIONS)	URANIUM	FUEL SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) before income taxes	253	20	(123)	(157)	(7)
Depreciation and amortization	37	5	—	1	43
Finance income	—	—	—	(6)	(6)
Finance costs	—	—	—	38	38
Income taxes	—	—	—	31	31

	290	25	(123)	(93)	99
Adjustments on equity investees
Depreciation and amortization	8	—	85	—	93
Finance income	—	—	(2)	—	(2)
Finance expense	—	—	64	—	64
Income taxes	20	—	(37)	—	(17)

Net adjustments on equity investees	28	—	110	—	138

EBITDA	318	25	(13)	(93)	237
Gain on derivatives	—	—	—	33	33
Other operating income	(15)	—	—	—	(15)
Share-based compensation	—	—	—	8	8
Unrealized foreign exchange gains	—	—	—	(18)	(18)

	303	25	(13)	(70)	245
Adjustments on equity investees
Inventory purchase accounting	—	—	50	—	50
Acquisition-related transition costs	—	—	18	—	18
Other expenses	—	—	20	—	20
Unrealized foreign exchange losses	—	—	1	—	1
Long-term incentive plan	—	—	1	—	1

Net adjustments on equity investees	—	—	90	—	90

Adjusted EBITDA	303	25	77	(70)	335

CASH COST PER POUND, NON-CASH COST PER POUND AND TOTAL COST PER POUND FOR PRODUCED AND PURCHASED URANIUM

Cash cost per pound, non-cash cost per pound and total cost per pound for produced and purchased uranium are non-IFRS measures. We use these measures in our assessment of the performance of our uranium business. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

To facilitate a better understanding of these measures, the table below reconciles these measures to cost of product sold and depreciation and amortization for the first quarter of 2025 and 2024.

	THREE MONTHS
	ENDED MARCH 31
($ MILLIONS)	2025	2024
Cost of product sold	364.0	355.9
Add / (subtract)
Royalties	(37.4)	(17.8)
Care and maintenance costs	(13.6)	(12.2)
Other selling costs	(3.5)	(4.9)
Change in inventories	(47.8)	20.4

Cash operating costs (a)	261.7	341.4
Add / (subtract)
Depreciation and amortization	51.4	36.7
Care and maintenance costs	(0.1)	(0.2)
Change in inventories	10.4	20.3

Total operating costs (b)	323.4	398.2

Uranium produced & purchased (million lb) (c)	7.2	8.4

Cash costs per pound (a ÷ c)	36.35	40.64
Total costs per pound (b ÷ c)	44.92	47.40

Management’s discussion and analysis (MD&A) and financial statements

The first quarter MD&A and unaudited condensed consolidated interim financial statements provide a detailed explanation of our operating results for the three months ended March 31, 2025, as compared to the same period last year. This news release should be read in conjunction with these documents, as well as our audited consolidated financial statements and notes for the year ended December 31, 2024, and annual MD&A, and our most recent annual information form, all of which are available on our website at www.cameco.com, on SEDAR+ at www.sedarplus.ca, and on EDGAR at sec.gov/edgar.shtml.

Qualified persons

The technical and scientific information discussed in this document for our material properties McArthur River/Key Lake, Cigar Lake and Inkai was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

MCARTHUR RIVER/KEY LAKE	CIGAR LAKE

• Greg Murdock, general manager, McArthur River, Cameco • Daley McIntyre, general manager, Key Lake, Cameco	• Kirk Lamont, general manager, Cigar Lake, Cameco INKAI • Sergey Ivanov, deputy director general, technical services, Cameco Kazakhstan LLP

Caution about forward-looking information

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect. Examples of forward-looking information in this news release include: our perception of continued positive momentum across the nuclear energy market and the durability of this momentum through recurring cycles of uncertainty; our 2025 outlook for our uranium and fuel services segments; our ability to capture greater upside in our long-term contracts while both protecting against potential market weakness and creating long-term value; the unique position of Cameco and Westinghouse to benefit from the market transition and continue to create value for our stakeholders; expected McArthur River/Key Lake and Cigar Lake production levels; our expectation that Westinghouse’s financial results will continue to be impacted by the amortization of the intangible assets that arose as a result of the fair values assigned to Westinghouse’s net assets at the time of the acquisition; the expected adjusted EBITDA of Westinghouse in 2025; our expectation that Westinghouse’s financial results will be weaker in the first half of 2025, and will have stronger performance and cash flows in the fourth quarter of 2025; expected JV Inkai production levels, the expectation that we will not receive any deliveries from JV Inkai until at least the second half of 2025; our expectations regarding our long-term contract portfolio and uranium commitment levels; our expectation of strong cash flow generation in 2025; our expectation that we will realize the benefit for JV Inkai’s 2025 financial performance in 2026 once the dividend for 2025 is declared and paid; and the expected date for announcement of our 2025 second quarter results.

Material risks that could lead to different results include: unexpected changes in uranium supply, demand, long-term contracting, and prices; changes in consumer demand for nuclear power and uranium as a result of changing societal views and objectives regarding nuclear power, electrification and decarbonization; the risk that our views regarding nuclear power, its growth profile, and benefits, may prove to be incorrect; the risk that we may not be able to achieve planned production levels within the expected timeframes, or that the costs involved in doing so exceed our expectations; risks related to JV Inkai’s development or production, including the risk that JV Inkai is unable to transport and deliver its production; risks to Westinghouse’s business associated with potential production disruptions, the implementation of its business objectives, compliance with licensing or quality assurance requirements, or that it may otherwise be unable to achieve expected growth; the risk that we may not be able to meet sales commitments for any reason; the risks to our business associated with potential production disruptions, including those related to global supply chain disruptions, global economic uncertainty, political volatility, labour relations issues, and operating risks; the risk that we may not be able to implement our business objectives in a manner consistent with our environmental, social, governance and other values; the risk that the strategy we are pursuing may prove unsuccessful, or that we may not be able to execute it successfully; the risk that Westinghouse may not be able to implement its business objectives in a manner consistent with its or our environmental, social, governance and other values; the risk that we are adversely affected by the imposition of tariffs on Canadian energy products; and the risk that we may be delayed in announcing our future financial results.

In presenting the forward-looking information, we have made material assumptions which may prove incorrect about: uranium demand, supply, consumption, long-term contracting, growth in the demand for and global public acceptance of nuclear energy, and prices; our production, purchases, sales, deliveries and costs; the market conditions and other factors upon which we have based our future plans and forecasts; our contract pipeline discussions; Inkai production and, our allocation of planned production and timing of deliveries; assumptions about Westinghouse’s production, purchases, sales, deliveries and costs, the absence of business disruptions, and the success of its plans and strategies; the success of our plans and strategies, including planned production; the absence of new and adverse government regulations, policies or decisions; that there will not be any significant adverse consequences to our business resulting from production disruptions, including those relating to supply disruptions, economic or political uncertainty and volatility, labour relation issues, aging infrastructure, and operating risks; the assumptions relating to Westinghouse’s adjusted EBITDA; the assumption that we would not be adversely affected by the imposition of tariffs on Canadian energy products; and our ability to announce future financial results when expected.

Please also review the discussion in our 2024 annual MD&A and most recent annual information form for other material risks that could cause actual results to differ significantly from our current expectations, and other material assumptions we have made. Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Conference call

We invite you to join our first quarter conference call on Thursday, May 1, 2025, from 8:00 a.m. until 9:00 am Eastern.

The call will be open to all investors and the media. To join the call, please dial (833) 821-3311 (Canada/US) or (647) 846-2607 (International). An operator will put your call through. The slides and a live webcast of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.

A recorded version of the proceedings will be available:

•	on our website, cameco.com, shortly after the call

•	on post view until midnight, Eastern, June 1, 2025, by calling (855) 669-9658 (Canada and US) or (412) 317-0088 (Passcode 6790849)

2025 second quarter report release date

We plan to announce our 2025 second quarter results before markets open on Thursday, July 31, 2025.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to power a secure energy future. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Utilities around the world rely on Cameco to provide global nuclear fuel solutions for the generation of safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan, Canada.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

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Investor inquiries:

Cory Kos

306-716-6782

cory_kos@cameco.com

Media inquiries:

Veronica Baker

306-385-5541

veronica_baker@cameco.com